edelstein

Report of Independent Registered Public Accounting Firm

To the Members of
Locust Walk Securities, LLC
Two International Place
Boston, MA 02110

We have audited the accompanying statement of financial condition of Locust Walk Securities, LLC as of December 31, 2016 and the related statements of income, changes in members' equity, and cash flows, for the year then ended. These financial statements are the responsibility of Locust Walk Securities, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Locust Walk Securities, LLC as of December 31, 2016 and the results of its operations and its cash flows year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of Locust Walk Securities, LLC's financial statements. Schedule I is the responsibility of Locust Walk Securities, LLC's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP

Boston, Massachusetts
February 27, 2017

1

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International, Ltd.

LOCUST WALK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 1,499,133
Other receivable	125
Prepaid expenses	11,361
Securities owned (cost $-)	-
	$ 1,510,619

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued guaranteed payments to members	$ 756,734
Accrued commissions	588,834
Total Liabilities	1,345,568
Members' equity	165,051
Total Liabilities and Members' Equity	$ 1,510,619

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Locust Walk Securities, LLC (the "Company") was organized in the state of Delaware on December 14, 2010 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The Company typically enters into contracts with clients calling for success fees to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Some contracts provide that the success fee will be paid in securities. The Company recognizes success fees when the transaction is successfully completed and the fee is fixed and collectability is probable. Success fees received in securities in lieu of cash are recorded at the fair value of such securities received on the date all of the revenue criteria is met.

Income Taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state income tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements.

Returns for years beginning with those filed for the fiscal year 2012, are open to examination.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be significant. Significant estimates include valuing securities held at each reporting period, and allocation with a related party under common control of certain revenue transactions and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES – continued

Cash:

The Company considers cash as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $153,565 which was $63,860 in excess of its required net capital of $89,705. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2016 was 8.76 to 1.

4. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

4. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS - continued

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 3 inputs.

Management is carrying warrants which are classified as level 3 but have been determined by management to have no value. The Company's owned securities that are reported at fair value in the accompany statement of financial position as of December 31, 2016 is as follows:

	Level 1	Level 2	Level 3	Total
Warrants on common stock	$ -	$ -	$ -	$ -

There were no transfers between level 1 and level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2016:

	Beginning Balance	Proceeds From the Sale of Assets	Unrealized and Realized Loss Related to Assets Held at Year End	Unrealized and Realized Loss Related to Assets no Longer Held	Ending Balance
ASSETS					
Warrants on restricted stock	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -	$ -

The warrants held as of December 31, 2016 were valued using the Black-Scholes option-pricing model. The value used for the underlying common stock, which is restricted, was based on the quoted price of freely tradable common stock of the issuer trading in its active market less a 50% transaction discount due to the restriction. Management assumed no volatility due in the Black-Scholes option-pricing model due to the restricted nature of the underlying common stock. If a significant higher volatility amount had been used or a different transaction discount, it would not have a significant impact on the value of the warrants.

5. CONCENTRATIONS AND CREDIT RISK

Concentrations
The Company earned approximately 80% of its revenue from one customer during the year ended December 31, 2016.

Credit Risk
The Company places its cash with a bank. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and the Company's cash balance may at times exceed the insured limit.

6. RELATED PARTIES

The Company has an Expense Sharing Agreement (the "Agreement") with Locust Walk Partners, a related party through common ownership, (the "Affiliate"), for rent and other expenses that are shared and paid by the Affiliate. The Company reimburses the Affiliate for these expenses. For the year ended December 31, 2016, the Company reimbursed the Affiliate expenses shared in the amount of $44,683.

One of the Company's managing member is also the managing member of the Affiliate.

7. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

COMMITMENTS

The Company is under contract to pay a consultant a monthly fee of $800 for "FINOP" services. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

8. MEMBERS' EQUITY

The Company has two members with 26% and 74% ownership of the Company and voting rights. Net income and losses are allocated pro-rata to the members based on ownership interest.

10. SUBSEQUENT EVENTS

The Company's management has evaluated the effect which subsequent events may have on these financial statements. Management's evaluation was completed on February 21, 2017, the date these financial statements became available to be issued.